FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

     Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F:
Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 5, 2011	By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of
Directors

PRISA

# Quarterly Earnings
# 1Q 2011

May 5, 2011

# PRISA ACHIEVES REVENUES OF 690.9 MILLION EUROS AND EBITDA OF 100.4 MILLION EUROS

***These figures, adjusted for nonrecurring items, reflect 3.2% growth in revenue and 2.4% growth in EBITDA***

- **The Pay tv** increases its number of subscribers, totaling 1,813,287 at 31 March. Subscriptions to value-added *iplus* services (368,583 customers) increased by 21% in this quarter and account for 21% of the total.
- **Santillana**'s total revenue increased by 13%, led by Brazil with 28% growth.
- Revenue from **Press** grew by 9.3% driven by good performance in circulation and promotions, which partly offset the downturn in advertising.
- In **Latin America** revenue grew by 20.3% and it currently accounts for 29% of the Group-wide total.
- Average number of unique browsers[1] of ElPais.com increased by more than 50% YOY.
- **SER Radio,** with a total audience of 4,695,000 listeners continues to attract the highest number of new listeners, underpinning its market leadership

**Madrid (May 5, 2011).** Grupo PRISA SA (hereafter "PRISA" or the "Company") (NYSE: PRIS), the world's leading business group in Spanish- and Portuguese-speaking markets in the fields of education, information and entertainment, today announced its financial and operational results for the fiscal quarter ended March 31, 2010. In the first quarter the Group achieved revenue of 690.9 million euros and EBITDA of 100.4 million euros.

The Chairman of the Executive committee of the Board and CEO Juan Luis Cebrian declared:"The first quarter earnings reflect the excellent performance we have been attaining in Latin America in our Radio and Education segments, as well as solid growth in the circulation of El País and the number of Digital+ subscribers, all of this hampered, however, by the weak economic situation in Spain, and particularly its impact on advertising spending,". "It is also important to note that the reported earnings include certain extraordinary items. Therefore, for clarity, excluding those items, the growth in revenue was 3.2% and our EBITDA improved by 2.4%".

[1] Source: Omniture

"PRISA's extensive portfolio of assets includes leading brands in several markets and segments, and we at the company are focused on realizing all its potential, both in Spain and in the international markets where we do business,"observed Cebrián. "In line with our strategy of achieving these objectives, we remain committed to implementing the restructuring plan, while consolidating our business operations and financial position. Though there is still a lot of work to do, I am convinced that our current strategy is correct and will let us achieve sustainable profitability and growth in the future."

**1Q 2011 highlights by business area**

- In the Audiovisual area, revenue totaled 313.7 million euros, and adjusted EBITDA totaled 36.6 million euros. Both items decreased slightly compared to the same quarter last year. Adjusted EBITDA margins totaled 11.7%, remaining stable compared to the same quarter last year. At the end of the first quarter, the pay tv had 1.81 million subscribers, which means achieving positive net adds in the first quarter of 13,049 to DTH compared to -46,960 in the same period previous year and 15,664 positive net adds to wholesale distribution and DTT. Subscribers to iPlus and Multi+ value-added services rose by more than 20% in the quarter.

- Revenue in the Education area was 185.8 million euros, up 12.8% compared to the same quarter last year, driven by impetus from the revenue in Brazil, which rose 28.3%. Adjusted EBITDA reached 63.6 million euros, a 17.1% improvement over the same quarter last year. The adjusted EBITDA margins improved 130 basis points compared to last year, to 34.3%.

- Revenue in the Radio area totaled 83.4 million euros, remaining stable compared to the same quarter last year. Earnings in Spain were negatively impacted by deterioration of Spain's advertising market, though this was offset by ongoing strong growth in Latin America, where revenue grew 14.6% compared to the same quarter last year. Adjusted EBITDA totaled 16.9 million euros and the adjusted EBITDA margin 20.2%, both slightly better than the same quarter last year.

- Revenue in Press was 105.5 million euros, 9.3% higher than the same quarter last year. Adjusted EBITDA totaled 12.9 million euros, a 73.2% improvement over the same quarter last year, mainly due to especially strong growth in the circulation of El País and Cinco Días and good performance from promotions that offset weakness in the Spanish advertising market. Adjusted EBITDA margins improved 450 basis points compared to the same quarter a year earlier, to 12.2%.

- The Digital area achieved a monthly average of 69.5 million unique browsers in the first quarter, a 51.1% increase compared to the same quarter last year, thanks to strong, two-digit growth recorded by As.com, El Pais.com and Cinco Días.com.

- Advertising revenue totaled 144 million euros, down 3% from the same period the previous year due to the negative impact of deterioration in Spain's advertising market.

- Market conditions remain stable in all of the business areas except advertising, which is still being affected by macroeconomic factors, especially in Spain and Portugal.

## Consolidated earnings

The comparison of first-quarter earnings is affected by the fact that **Cuatro ceased to be part of the consolidation in 2011.** The comparison is also **impacted by extraordinary items recorded under revenue and expenses** in the same period both in FY 2011 and FY 2010. Therefore, to conduct a homogeneous comparison, we are presenting a pro forma profit and loss account showing the 2010 earnings of Cuatro as a discontinuing operation and we adjust the extraordinary items:

| | JANUARY - MARCH PROFORMA | | | REPORTED*** |
|---|---|---|---|---|
| **€ Million** | 2011 | 2010 | Chg.% | 2010 |
| **Operating Revenues** | 690,93 | 708,33 | (2,5) | 764,94 |
| **EBITDA** | 100,43 | 154,75 | (35,1) | 144,47 |
| **EBIT** | 53,38 | 111,98 | (52,3) | 101,44 |
| **Net financial result** | (34,39) | (43,61) | 21,1 | (43,61) |
| Interest on debt | (27,22) | (30,10) | 9,6 | (30,10) |
| Other financial results | (7,17) | (13,51) | 46,9 | (13,51) |
| **Result from associates** | 3,15 | (3,70) | 185,1 | (3,70) |
| **Profit before tax** | 22,14 | 64,67 | (65,8) | 54,13 |
| Income tax expense | (2,35) | (16,98) | 86,2 | (13,81) |
| Results from discontinued activities | (0,24) | (7,30) | 96,8 | 0,09 |
| Minority interest | (8,09) | (4,85) | (66,8) | (4,85) |
| **Net profit** | 11,47 | 35,55 | (67,7) | 35,55 |
| **EBITDA Margin** | 14,5% | 21,8% | | 18,9% |
| **EBIT Margin** | 7,7% | 15,8% | | 13,3% |
| **One-offs in operating revenues*** | - | 39,00 | | |
| Mediapro sentence | - | 33,00 | | |
| Others | - | 6,00 | | |
| **One-offs in operating expenses**** | 16,73 | (1,31) | | |
| Redundancies | 16,73 | 1,09 | | |
| Others | - | (2,40) | | |
| **Adjusted Operating Revenues** | 690,93 | 669,33 | 3,2 | |
| **Adjusted EBITDA** | 117,16 | 114,44 | 2,4 | |
| **Adjusted EBITDA Margin** | 17,0% | 17,1% | | |
| **Adjusted EBIT** | 70,11 | 71,67 | (2,2) | |
| **Adjusted EBIT Margin** | 10,1% | 10,7% | | |

**Extraordinary items for revenue are recorded in the audiovisual area*
***Extraordinary items for expenditures are recorded in all business units*
****Reported 2010 figures include Cuatro by Global consolidation*

Good performance in Education revenue and the rise in revenue from circulation and promotions largely counterbalanced the drop in advertising revenue and the lower audiovisual revenue, whose 1Q 2010 results include 39.00 million euros in extraordinary earnings. **Without these extraordinary items, revenue would have experienced a 3.2% rise:**

## OPERATING REVENUES

| € Million | JANUARY - MARCH PROFORMA | | | REPORTED |
|---|---|---|---|---|
| | 2011 | 2010 | Chg.% | 2010 |
| Advertising | 144.01 | 148.51 | (3.0) | 214.31 |
| Books and training | 184.37 | 162.74 | 13.3 | 162.74 |
| Newspapers and magazine sales | 46.24 | 44.66 | 3.5 | 44.66 |
| Subscriber revenues | 224.88 | 234.42 | (4.1) | 234.42 |
| Audiovisual production revenues | 26.98 | 26.79 | 0.7 | 17.05 |
| Other revenues | 64.45 | 91.21 | (29.3) | 91.75 |
| **Total operating revenues** | **690.93** | **708.33** | **(2.5)** | **764.94** |
| **One-offs in operating revenues** | **-** | **39.00** | **-** | |
| Mediapro sentence (other revenues) | - | 33.00 | - | |
| Others (other revenues) | - | 6.00 | - | |
| **Total adjusted operating revenues** | **690.93** | **669.33** | **3.2** | |
| Other revenues, adjusted | 64.45 | 52.21 | 23.4 | |

**EBITDA** was 100.43 million euros, a pro forma decrease of 35.1% explained mostly by the extraordinary items recorded in both FY 2011 and FY 2010. **Excluding these extraordinary items, EBITDA would have shown a 2.4% rise, with no change in margins.** The increase seen in the Education and Press businesses offset the weaker results in the audiovisual area and the corporate areas.

**Interest expense** decreased primarily due to lower bank debt than in the same period last year.

**Earnings, as calculated by the equity method,** grew 185.1% as a result of a 17.336% share in Telecinco.

**Earnings attributable to minority interests** were 8.09 million euros in expenditure, up from 4.85 million euros of expenditure in 2010, mainly explained by DLJ's 25% share in Santillana.

## Audiovisual

The audiovisual area recorded the following earnings:

| AUDIOVISUAL* | JANUARY - MARCH PROFORMA* 2011 | 2010 | % Chg. |
|---|---|---|---|
| **Revenues** | **313.67** | **356.07** | **(11.9%)** |
| Prisa TV** | 254.21 | 300.92 | (15.5%) |
| Media Capital | 53.55 | 55.24 | (3.1%) |
| **EBITDA** | **34.92** | **78.83** | **(55.7%)** |
| **% margin** | **11.1%** | **22.1%** | |
| Prisa TV** | 21.86 | 72.60 | (69.9%) |
| % margin | 8.6% | 24.1% | |
| Media Capital | 6.96 | 6.23 | 11.6% |
| % margin | 13.0% | 11.3% | |
| **EBIT** | **10.11** | **50.38** | **(79.9%)** |
| **% margin** | **3.2%** | **14.1%** | |
| Prisa TV** | 0.05 | 47.13 | (99.9%) |
| % margin | 0.0% | 15.7% | |
| Media Capital | 3.97 | 3.25 | 22.4% |
| % margin | 7.4% | 5.9% | |
| **One-offs in operating revenues** | - | **39.00** | |
| Mediapro sentence (Prisa TV) | - | 33.00 | |
| Others (Prisa TV) | - | 6.00 | |
| **One- offs in operating expenses** | **1.71** | **(1.98)** | |
| Redundancies | 1.71 | 0.42 | |
| *Prisa TV* | *1.69* | *0.69* | |
| *Media Capital* | *0.02* | *(0.27)* | |
| Others (Prisa TV) | - | (2.40) | |
| **Adjusted revenues** | **313.67** | **317.07** | **(1.1%)** |
| Prisa TV** | 254.21 | 261.92 | (2.9%) |
| Media Capital | 53.55 | 55.24 | (3.1%) |
| **Adjusted EBITDA** | **36.63** | **37.84** | **(3.2%)** |
| % adjusted margin | 11.7% | 11.9% | |
| Prisa TV** | 23.55 | 31.89 | (26.1%) |
| % margin | 9.3% | 12.2% | |
| Media Capital | 6.98 | 5.96 | 17.2% |
| % margin | 13.0% | 10.8% | |
| **Adjusted EBIT** | **11.82** | **9.40** | **25.8%** |
| % adjusted margin | 3.8% | 3.0% | |
| Prisa TV** | 1.73 | 6.42 | (73.0%) |
| % margin | 0.7% | 2.5% | |
| Media Capital | 4.00 | 2.97 | 34.4% |
| % margin | 7.5% | 5.4% | |

* Cuatro figures are consolidated in 2010 as a discontinued operation.

In 2010 revenues coming from Plural from the production of certain programs for Cuatro were eliminated as Cuatro activated those costs.

2011 figures include an intercompany consolidation adjustment amounting to €6.1 million as those programs have been broadcasted.

** Prisa TV includes the pay TV business and other related activities.

At **Prisa TV (Digital+)**, adjusted revenue declined by 2.9% and EBITDA declined by 26.1%. This change is explained by the greater number of average subscribers in the comparison between quarters, by variation in ARPU (41.5 versus 41.8) and by changes in the marketing models for iPlus and canal+ toros. Operating expenses have remained constant compared to the same period last year.

The changes in strategy carried out in this business in recent months are having a positive influence on its key operating indicators.

As at March, the total **number of subscribers** was 1,813,287, distributed as follows:

| Subscribers breakdown | March 2011 | March 2010 | Chg. Abs | Chg. % |
|---|---|---|---|---|
| Satellite (DTH) | 1.785.905 | 1.798.845 | (12.940) | (0,7%) |
| Wholesale distribution/DTT | 27.382 | - | 27.382 | - |
| **Total** | **1.813.287** | **1.798.845** | **14.442** | **0,8%** |

Among **DTH *subscribers***, net new subscriptions in the first quarter were positive, at 13,049 as opposed to a decrease of 46,960 in the first quarter of 2010, which confirms the change in subscription trends seen in recent months.


-47.0
+13.3
+102%
-16%
44,4
89,8
-91,3
-76,7
Gross adds
Cancellations
January-March 2010
January-March 2011

The 1Q 2011 ARPU was 41.5, as compared to 41.8 in the previous period, and the cancellation rate continued to decrease, reaching 15.1% as of March 2011. The change in ARPU by quarter is as follows


Change in ARPU for DIGITAL+ (DTH)
(euros)
-0.3€
41,8
41,5
42,2
41,1
41,7
2010
2011
1Q
2Q
3Q
4Q

The figure for ***iPlus*** as of March was 368,583, up by 63,583 from December 2010, bringing its penetration to 21%. As for multiroom, as of March 2011 there were 201,060 customers subscribed to this service, equal to 11% penetration.


iPlus: Subscribers (in thousands) and penetration
5%
6%
9%
14%
17%
21%
100
110
169
246
305
369
2009
1T 10
2T 10
3T 10
4T 10
1T11


Multi+: Subscribers (in thousands) and penetration
2%
2%
3%
6%
9%
11%
39
43
56
104
165
201
2009
1T 10
2T 10
3T 10
4T 10
1T 11

***Subscribers through iptv*** totaled 26,138, driven by agreements reached with the various service providers. The company continues working to reach agreements with the rest of the providers in the short term.

**Media Capital** recorded revenue of 53.55 million euros and EBITDA of 6.96 million euros. Despite the adverse economic environment Portugal is experiencing, TVI, Portugal's leading free-to-air television station, achieved revenue of 35.7 million euros, a 3.1% increase, and has continued to maintain its leadership position, attaining an audience share of 34.8% for the full 24 hours and 39.2% in prime time for the first three months of 2011.

## Education

| EDUCATION- PUBLISHING | JANUARY - MARCH 2011 | JANUARY - MARCH 2010 | % Chg. |
|---|---|---|---|
| **Revenues** | **185.78** | **164.76** | **12.8%** |
| **EBITDA** | **62.81** | **53.80** | **16.8%** |
| % margin | 33.8% | 32.7% | |
| **EBIT** | **49.80** | **47.22** | **5.5%** |
| % margin | 26.8% | 28.7% | |
| **One-offs in operating expenses** | **0.84** | **0.54** | |
| Redundancies | 0.84 | 0.54 | |
| **Adjusted EBITDA** | **63.65** | **54.34** | **17.1%** |
| % adjusted margin | 34.3% | 33.0% | |
| **Adjusted EBIT** | **50.63** | **47.77** | **6.0%** |
| % adjusted margin | 27.3% | 29.0% | |

**Revenue from Education** recorded a 12.8% increase, and EBITDA reached 62.81 million euros, up 16.8%.

In the first quarter of the year, campaigns were conducted in the Southern Area, where all countries recorded considerable growth. A notable case was **Brazil**, which recorded 28.3% growth, 15.2% at a constant exchange rate.

**In Spain**, the business recorded in this period is mostly from the General Publishing area, which is experiencing a downturn largely due to the macroeconomic environment.

**The currency exchange rate** has had a favorable effect in the first quarter, especially in Brazil, with a positive 11.8 million euro contribution to revenue and 6.3 million to EBITDA. At a constant exchange rate, revenue would have grown by 5.6% and EBITDA would have grown by 5%.

The breakdown of revenue by geographic area was as follows:

**January-March 2011**


Others 17%
Spain 3%
Colombia 5%
Peru 7%
Argentina 10%
Chile 10%
Brazil 48%

**January-March 2010**


Others 15%
Spain 10%
Colombia 5%
Peru 8%
Argentina 9%
Chile 11%
Brazil 42%

## Radio

| RADIO | JANUARY - MARCH 2011 | 2010 | % Chg. |
|---|---|---|---|
| **Revenues** | **83.42** | **83.38** | **0.0%** |
| *Advertising* | *74.13* | *73.45* | *0.9%* |
| *Others* | *9.29* | *9.93* | *(6.4%)* |
| **EBITDA** | **14.62** | **16.76** | **(12.8%)** |
| % margin | 17.5% | 20.1% | |
| **EBIT** | **9.85** | **12.93** | **(23.8%)** |
| % margin | 11.8% | 15.5% | |
| **One-offs in operating expenses** | **2.26** | - | |
| Redundancies | 2.26 | - | |
| **Adjusted EBITDA** | **16.87** | **16.76** | **0.7%** |
| % adjusted margin | 20.2% | 20.1% | |
| **Adjusted EBIT** | **12.10** | **12.93** | **(6.4%)** |
| % adjusted margin | 14.5% | 15.5% | |

In the first quarter of the fiscal year, **revenue from radio** remained practically unchanged, at 83.42 million euros. In Spain, revenue fell by 0.1%, mainly due to weak performance in the advertising market, offset by outstanding performance of revenue from Latam, which rose 19.5% overall. There was notable growth in Colombia (13.5%), Chile (32.9%) and Mexico (8.3%).

January-March 2011


Latam
32%
Spain
68%

January-March 2010


Latam
26%
Spain
74%

**EBITDA** was affected negatively by restructuring costs, which totaled 2.3 million euros. Excluding the effect of the restructuring plan, EBITDA would have grown by 0.7%.

The first round of EGM ratings for 2011 confirms SER's absolute leadership: with 4,695,000 listeners, it remains the station with the largest audience, reinforcing its absolute leadership and putting itself even further ahead of its nearest competitor. As for music stations, 40 Principales' ratings continue to rise, with 3,996,000 listeners. The other group music stations have also shown very positive performance.

## Press

| PRESS | JANUARY - MARCH 2011 | 2010 | % Chg. |
|---|---|---|---|
| **Revenues** | **105.49** | **96.54** | **9.3%** |
| *Advertising* | *36.36* | *39.74* | *(8.5%)* |
| *Circulation* | *46.81* | *45.48* | *2.9%* |
| *Add-ons and others* | *22.32* | *11.32* | *97.3%* |
| **EBITDA** | **2.20** | **7.45** | **(70.4%)** |
| % margin | 2.1% | 7.7% | |
| **EBIT** | **(0.61)** | **4.89** | **(112.6%)** |
| % margin | (0.6%) | 5.1% | |
| **One-offs in operating expenses** | **10.70** | - | |
| Redundancies | 10.70 | - | |
| **Adjusted EBITDA** | **12.90** | **7.45** | **73.2%** |
| % adjusted margin | 12.2% | 7.7% | |
| **Adjusted EBIT** | **10.09** | **4.89** | **106.2%** |
| % adjusted margin | 9.6% | 5.1% | |

Press increased its revenue in the first quarter of FY 2011 by 9.3%, to 105.49 million euros. Good performance in revenue thanks to the increase in circulation and promotions revenues which offset the drop in advertising.

In the first quarter of FY 2011, in Spain's ***advertising market***, Press has been the hardest-hit sector, experiencing overall declines of about 10%. Collectively, the Group's print media experienced a decline of 8.5%.

Revenue from ***circulation*** rose by 2.9%, and the circulation of the newspapers broke out as follows:

| | 1Q2011 | 1Q2010 | Chg. % |
|---|---|---|---|
| El País | 407,957 | 385,017 | 6.0% |
| AS | 199,408 | 208,113 | (4.2%) |
| Cinco Días | 32,794 | 31,021 | 5.7% |

*Source: OJD. 2011 figures not audited.*

Revenue from ***promotions*** grew significantly due to the success of the initiatives carried out in the period, which helped boost circulation.
This item also includes 2011 revenue from tax deductions and subsidies for R&D and other special events.

**EBITDA** totaled 2.20 million euros, down from the 7.45 million recorded in the same period last year. This performance was mainly due to the downturn in the advertising market and to restructuring costs, which totaled 10.7 million euros. Excluding the impact of restructuring costs, EBITDA would have grown by 73.2%.

## Digital

**The Group's digital business** revenue for the first quarter of the fiscal year totaled 11.4 million euros, a 10.8% increase over the same period last year.

**Advertising revenue** in this area totaled 6.3 million euros, a 15.3% increase over last year. Within Spain's advertising market, the online segment is the only one to record solid growth in the first quarter of the fiscal year

The push that the Group has been making in the entire digital area of each of its businesses is clearly reflected in **increased traffic**, which in the first quarter rose 50.8% over the same period last year. The monthly average number of unique browsers to the Group's sites, in millions, changed as follows:


January-March 2010
January-March 2011
69,5
46,0
24,9
16,2
18,8
12,7
1,3
1,9
6,6
7,7
5,0
5,6
6,0
6,0
TOTAL
ELPAIS.com
AS.com
5Dias.com
Radio Spain
Radio Latam
Media Capital

Source: *Omniture site catalyst, Netscope, and Certifica.com.*

The Group continues to promote its digital development across business lines in all its units with a very consumer-oriented model to offer more appealing, valuable marketing options for advertisers and to sell products more suitably, besides seeking new business development lines.

## Efficiency Plan

At the start of FY 2011 the Group began implementing a **restructuring plan** that will involve **an 18% staff reduction** throughout the Group, affecting about 2,500 people (2,000 in Spain and 500 in Portugal and the Americas). This restructuring will continue until the first quarter of 2012 and includes different measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

The goal of this plan is to right-size the teams, rationalize resources, and homogenize and centralize Group-wide processes. In this way, the new cost structure of the Group will let it compete with other companies in the sector in a global market.

In the first quarter of FY 2011, there were 16.7 million euros in expense for compensation paid under this plan. Throughout FY 2011, the projected savings from implementing this plan will be consolidated.

**For more information:**

**Grupo Prisa**

**Investor Relations Department**
Gran Vía 32, 6ª Planta
Phone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

**Financial Dynamics**

**Mateo Millet**
200 State Street, 9th Floor Boston, MA 02109
Phone: +1- 617-897-1533
E-mail: mateo.millett@fd.com

**David Press**
88 Pine Street, 32nd Floor New York, NY, 10005
Phone: +1 (212) 850-574
E-mail: David.Press@fd.com

## APPENDIXES

## Appendix I. BALANCE SHEET

| € Million | ASSETS | |
|---|---|---|
| | 03/31/2011 | 12/31/2010 |
| **FIXED ASSETS** | **6,334.95** | **6,293.49** |
| Property, plan and equipment | 306.23 | 295.56 |
| Goodwill | 3,897.62 | 3,903.51 |
| Intangible assets | 359.82 | 360.51 |
| Long term financial investments | 90.83 | 70.61 |
| Investment in associates | 630.00 | 613.54 |
| Deferred tax assets | 1,047.12 | 1,046.03 |
| Other non current assets | 3.33 | 3.72 |
| **CURRENT ASSETS** | **1,696.90** | **1,854.31** |
| Inventories | 204.76 | 203.15 |
| Accounts receivable | 1,259.45 | 1,245.91 |
| Short term financial investments | 81.76 | 160.26 |
| Cash & cash equivalents | 150.93 | 244.99 |
| **ASSETS HELD FOR SALE** | **3.51** | **3.65** |
| **TOTAL ASSETS** | **8,035.36** | **8,151.45** |

| € Million | LIABILITIES | |
|---|---|---|
| | 03/31/2011 | 12/31/2010 |
| **SHAREHOLDERS EQUITY** | **2,639.34** | **2,650.19** |
| Issued capital | 84.75 | 84.70 |
| Reserves | 1,953.57 | 2,007.70 |
| Income attributable to the parent company | 11.47 | (72.87) |
| Minority interest | 589.56 | 630.66 |
| **NON CURRENT LIABILITIES** | **3,530.19** | **3,526.50** |
| Long term financial debt | 2,964.47 | 2,931.19 |
| Other long term financial liabilities | 331.78 | 362.75 |
| Deferred tax liabilities | 26.63 | 28.56 |
| Provisions | 188.34 | 185.59 |
| Other non current liabilities | 18.98 | 18.41 |
| **CURRENT LIABILITIES** | **1,865.83** | **1,974.77** |
| Short term financial debt | 325.18 | 411.11 |
| Other current financial liabilities | 75.35 | 17.79 |
| Trade accounts payable | 1,155.40 | 1,234.85 |
| Other short term liabilities | 276.99 | 280.63 |
| Accrual accounts | 32.91 | 30.40 |
| **TOTAL LIABILITIES** | **8,035.36** | **8,151.45** |

## Appendix II. TOTAL NET FINANCIAL POSITION

| € Million<br>NET DEBT | 03/31/2011 | 12/31/2010 |
|---|---|---|
| Prisa (includes Media Capital) | 3,086.43 | 3,069.14 |
| Sogecable | (29.48) | (132.09) |
| **Net financial debt** | **3,056.95** | **2,937.05** |
| Other financial debt | 277.64 | 275.74 |
| **Total net debt** | **3,334.59** | **3,212.79** |

The "Other financial debt" item includes 105.6 million euros in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as 172.1 million euros in liability for the present value of the dividend owed to holders of the convertible non-voting shares that the company issued as part of the operation to strengthen its capital base.

## Appendix III. BREAKDOWN OF INVESTMENTS

| € Million | CAPEX 2011 | Long term financial investments 2011 | TOTAL 2011 |
|---|---|---|---|
| **Audiovisual** | **40.24** | **3.51** | **43.74** |
| Prisa TV | 38.77 | 3.51 | 42.28 |
| Media Capital | 1.47 | --- | 1.47 |
| **Education- Publishing** | **14.59** | **---** | **14.59** |
| **Radio** | **1.56** | **0.43** | **1.99** |
| Radio in Spain | 0.77 | 0.43 | 1.21 |
| International Radio | 0.75 | --- | 0.75 |
| Music | 0.03 | --- | 0.03 |
| **Press** | **0.10** | **7.10** | **7.20** |
| El País | 0.08 | --- | 0.08 |
| Cinco Días | 0.02 | --- | 0.02 |
| Others | 0.01 | 7.10 | 7.11 |
| **Others** | **9.13** | **0.21** | **9.34** |
| Prisa | 0.29 | --- | 0.29 |
| Digital | 8.68 | 0.06 | 8.74 |
| Other | 0.16 | 0.15 | 0.31 |
| Total | 65.61 | 11.25 | 76.86 |

Prisa TV's CAPEX includes the acquisition of digital cards and decoders because of a change in the iPlus marketing model, from a sales model to one in which it is made available in exchange for a periodic fee. It also includes costs incurred in the processes of installing and activating new subscribers.

Of note in the Digital area is the CAPEX investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

## Appendix IV. CASH FLOW STATEMENT

| € Million | 03/31/2011 | 03/31/2010 |
|---|---|---|
| **EBITDA** | **100.43** | **144.47** |
| Change in working capital | (90.16) | (89.11) |
| **Cash flow from operating activities** | **10.27** | **55.37** |
| Capex | (65.61) | (24.43) |
| Financial investments | (11.25) | (3.25) |
| Sale of 10% Media Capital | 23.74 | — |
| **Cash flow from investing activities** | **(53.12)** | **(27.68)** |
| Interests paid | (27.80) | (33.28) |
| Dividends paid | (15.85) | — |
| Warrants exercise | 0.72 | — |
| Others | (19.71) | (4.11) |
| **Cash flow from financing activities** | **(62.63)** | **(37.39)** |
| Taxes paid | (12.79) | (6.07) |
| Others | (10.05) | 0.32 |
| **Cash flow** | **(128.33)** | **(15.46)** |

The increase in operating investments was mainly due to the fact that Digital+ changed the iPlus marketing model, and due to investment in creating a new digital platform.

Dividend payments in 2011 reflect payments to third parties by the Radio, Publishing and Digital+ businesses.

## Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of pro forma operating revenue (treating Cuatro as a discontinuing operation in 2010) by business line, business unit and geographical origin:

### V.I. By business line


January-March 2011
33%
21%
27%
4%
7%
8%
January-March 2010
33%
21%
23%
4%
6%
13%
Subscribers
Advertising
Books and rights
Audiovisual Production
Newspapers and Magazines
Others

### V.II. By business unit


January-March 2011
Others 1%
Press 14%
Audiovisual 45%
Education 27%
Radio 12%
January-March 2010
Press 15%
Audiovisual 50%
Education 23%
Radio 12%

## V.III. By geographical origin

**January-March 2011**


37%
63%
Spain
International

**January-March 2010**


31%
68%

In the first quarter of FY 2011, 37% of revenue came from the international area (against 31% in March 2010), of which 71.0% is from Santillana, 17.5% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

**January-March 2011**


Others 11%
Peru 5%
Mexico 4%
Argentina 8%
Chile 10%
Colombia 9%
Portugal 18%
Brazil 35%

**January-March 2010**


Others 9%
Peru 6%
Mexico 4%
Argentina 8%
Chile 10%
Colombia 10%
Portugal 21%
Brazil 32%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (53% of the total). The international area as a whole maintained a significant growth rate, recording 15.8% year-on-year growth, including strong growth in revenue from Latin America (up 20.3%).

## Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

### VI.I. Operating revenue

| OPERATING REVENUES | JANUARY - MARCH PROFORMA* | | |
|---|---|---|---|
| € Million | 2011 | 2010 | % Chg. |
| **Audiovisual** | **313.67** | **356.07** | **(11.9%)** |
| Prisa TV ** | 254.21 | 300.92 | (15.5%) |
| Subscribers | 224.88 | 234.42 | (4.1%) |
| Advertising | 4.20 | 3.96 | 6.3% |
| Others | 25.13 | 62.54 | (59.8%) |
| Media Capital | 53.55 | 55.24 | (3.1%) |
| Consolidation Adjustments | 5.91 | (0.09) | --- |
| **Education - Publishing** | **185.78** | **164.76** | **12.8%** |
| Spain & Portugal | 6.09 | 16.07 | (62.1%) |
| Latam & USA | 179.69 | 148.69 | 20.8% |
| **Radio** | **83.42** | **83.38** | **0.0%** |
| Radio in Spain | 56.89 | 56.92 | (0.1%) |
| International Radio | 26.29 | 21.99 | 19.5% |
| Music | 2.89 | 5.67 | (49.0%) |
| Consolidation Adjustments | (2.65) | (1.21) | (119.8%) |
| **Press** | **105.49** | **96.54** | **9.3%** |
| El Pais | 75.53 | 67.05 | 12.6% |
| AS | 18.85 | 18.49 | 2.0% |
| Cinco Días | 4.27 | 3.92 | 8.9% |
| Magazines | 8.02 | 8.37 | (4.2%) |
| Consolidation Adjustments | (1.18) | (1.30) | 9.0% |
| **Other Revenues** | **30.09** | **20.38** | **47.7%** |
| Distribution | 4.49 | 4.26 | 5.2% |
| Advertising Commercialization | 6.30 | 2.97 | 112.5% |
| Others*** | 19.30 | 13.15 | 46.8% |
| **Consolidation Adjustments** | **(27.52)** | **(12.80)** | **(115.1%)** |
| **TOTAL** | **690.93** | **708.33** | **(2.5%)** |

*Cuatro figures are consolidated in 2010 as a discontinued operation.

**Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

## VI.II. Advertising

| ADVERTISING | JANUARY - MARCH PROFORMA* | | |
|---|---|---|---|
| **€ Million** | 2011 | 2010 | % Chg. |
| **Audiovisual** | **35.32** | **36.47** | **(3.1%)** |
| Prisa TV | 4.20 | 3.96 | 6.3% |
| Media Capital | 31.12 | 32.51 | (4.3%) |
| **Radio** | **74.13** | **73.45** | **0.9%** |
| Radio in Spain | 49.54 | 51.55 | (3.9%) |
| International Radio | 24.50 | 21.27 | 15.2% |
| Music | 0.12 | 0.64 | (80.7%) |
| Consolidation Adjustments | (0.04) | (0.00) | --- |
| **Press** | **36.36** | **39.74** | **(8.5%)** |
| El Pais | 26.51 | 30.27 | (12.4%) |
| AS | 4.66 | 4.61 | 1.1% |
| Cinco Días | 2.31 | 2.23 | 3.5% |
| Magazines | 2.98 | 2.87 | 3.7% |
| Consolidation Adjustments | (0.10) | (0.24) | --- |
| **Others** | **0.59** | **0.55** | **7.8%** |
| **Consolidation Adjustments** | **(2.39)** | **(1.70)** | **(40.6%)** |
| TOTAL | 144.01 | 148.51 | (3.0%) |

*Cuatro figures are consolidated in 2010 as a discontinued operation.

## VI.III. Operating expenses

| OPERATING EXPENSES | JANUARY - MARCH PROFORMA* | | |
|---|---|---|---|
| € Million | 2011 | 2010 | % Chg. |
| **Audiovisual** | **303.55** | **305.69** | **(0.7%)** |
| Prisa TV** | 254.16 | 253.78 | 0.1% |
| Media Capital | 49.58 | 52.00 | (4.7%) |
| Consolidation Adjustments | (0.19) | (0.09) | (101.1%) |
| **Education - Publishing** | **135.99** | **117.54** | **15.7%** |
| Spain & Portugal | 26.91 | 28.47 | (5.5%) |
| Latam & USA | 109.07 | 89.07 | 22.5% |
| **Radio** | **73.57** | **70.45** | **4.4%** |
| Radio in Spain | 49.31 | 45.02 | 9.5% |
| International Radio | 23.49 | 20.89 | 12.5% |
| Music | 3.41 | 5.75 | (40.6%) |
| Consolidation adjustments | (2.65) | (1.21) | (119.5%) |
| **Press** | **106.10** | **91.65** | **15.8%** |
| El Pais | 78.04 | 62.75 | 24.4% |
| AS | 15.86 | 16.84 | (5.8%) |
| Cinco Dias | 4.91 | 4.08 | 20.5% |
| Magazines | 8.45 | 8.71 | (2.9%) |
| Consolidation Adjustments | (1.16) | (0.72) | --- |
| **Other Expenses** | **45.32** | **26.38** | **71.8%** |
| Distribution | 4.42 | 4.14 | 6.8% |
| Advertising Commercialization | 6.54 | 2.73 | 140.0% |
| Others*** | 34.36 | 19.51 | 76.1% |
| **Consolidation Adjustments** | **(26.98)** | **(15.36)** | **(75.7%)** |
| TOTAL | 637.55 | 596.35 | 6.9% |

*Cuatro figures are consolidated in 2010 as a discontinued operation.

** Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

## VI.IV. EBITDA

| EBITDA | ENERO - MARZO PROFORMA* | | |
|---|---|---|---|
| € Million | 2011 | 2010 | % Chg. |
| **Audiovisual** | **34,92** | **78,83** | **(55,7%)** |
| **% margin** | **11,1%** | **22,1%** | |
| Prisa TV** | 21,86 | 72,60 | (69,9%) |
| % margin | 8,6% | 24,1% | |
| Media Capital | 6,96 | 6,23 | 11,6% |
| % margin | 13,0% | 11,3% | |
| Consolidation Adjustments | 6,10 | 0,00 | --- |
| **Education - Publishing** | **62,81** | **53,79** | **16,8%** |
| **% margin** | **33,8%** | **32,6%** | |
| Spain&Portugal | (18,20) | (12,54) | (45,2%) |
| % margin | (298,7%) | (78,0%) | |
| Latam & USA | 81,01 | 66,33 | 22,1% |
| % margin | 45,1% | 44,6% | |
| **Radio** | **14,62** | **16,76** | **(12,8%)** |
| **% margin** | **17,5%** | **20,1%** | |
| Radio in Spain | 10,64 | 13,97 | (23,8%) |
| % margin | 18,7% | 24,5% | |
| International Radio | 4,18 | 2,50 | 67,3% |
| % margin | 15,9% | 11,4% | |
| Music | (0,21) | 0,29 | (170,5%) |
| % margin | (7,1%) | 5,1% | |
| **Press** | **2,20** | **7,45** | **(70,4%)** |
| **% margin** | **2,1%** | **7,7%** | |
| El Pais | (0,16) | 6,47 | (102,5%) |
| % margin | (0,2%) | 9,6% | |
| AS | 3,32 | 1,84 | 80,6% |
| % margin | 17,6% | 9,9% | |
| Cinco Dias | (0,56) | (0,11) | --- |
| % margin | (13,1%) | (2,7%) | |
| Magazines | (0,38) | (0,27) | (39,8%) |
| % margin | (4,8%) | (3,3%) | |
| **Others** | **(14,12)** | **(2,07)** | **---** |
| Distribution | 0,21 | 0,30 | (31,6%) |
| % margin | 4,6% | 7,1% | |
| Advertising Commercialization | (0,10) | 0,33 | (132,0%) |
| % margin | (1,7%) | 11,0% | |
| Others*** | (14,22) | (2,69) | --- |
| TOTAL | 100,43 | 154,75 | (35,1%) |
| % margin | 14,5% | 21,8% | |

*Cuatro figures are consolidated in 2010 as a discontinued operation.

** Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

## VI.IV. EBIT

| EBIT | JANUARY - MARCH PROFORMA* | | |
|---|---|---|---|
| € Million | 2011 | 2010 | % Chg. |
| **Audiovisual** | **10.11** | **50.38** | **(79.9%)** |
| **% margin** | **3.2%** | **14.1%** | |
| Prisa TV** | 0.05 | 47.13 | (99.9%) |
| % margin | 0.0% | 15.7% | |
| Media Capital | 3.97 | 3.25 | 22.4% |
| % margin | 7.4% | 5.9% | |
| Consolidation Adjustments | 6.10 | 0.00 | --- |
| **Education - Publishing** | **49.80** | **47.22** | **5.5%** |
| **% margin** | **26.8%** | **28.7%** | |
| Spain&Portugal | (20.82) | (12.40) | (68.0%) |
| % margin | (341.6%) | (77.1%) | |
| Latam&USA | 70.62 | 59.62 | 18.5% |
| % margin | 39.3% | 40.1% | |
| **Radio** | **9.85** | **12.93** | **(23.8%)** |
| **% margin** | **11.8%** | **15.5%** | |
| Radio in Spain | 7.58 | 11.90 | (36.3%) |
| % margin | 13.3% | 20.9% | |
| International Radio | 2.79 | 1.11 | 151.5% |
| % margin | 10.6% | 5.0% | |
| Music | (0.52) | (0.08) | --- |
| % margin | (18.0%) | (1.3%) | |
| **Press** | **(0.61)** | **4.89** | **(112.6%)** |
| **% margin** | **(0.6%)** | **5.1%** | |
| El Pais | (2.51) | 4.30 | (158.2%) |
| % margin | (3.3%) | 6.4% | |
| AS | 2.99 | 1.65 | 81.4% |
| % margin | 15.8% | 8.9% | |
| Cinco Dias | (0.64) | (0.15) | --- |
| % margin | (14.9%) | (3.8%) | |
| Magazines | (0.43) | (0.34) | (29.2%) |
| % margin | (5.4%) | (4.0%) | |
| **Others** | **(15.77)** | **(3.44)** | **---** |
| Distribution | 0.07 | 0.13 | (45.7%) |
| % margin | 1.5% | 3.0% | |
| Advertising Commercialization | (0.24) | 0.24 | --- |
| % margin | (3.8%) | 8.1% | |
| Others*** | (15.60) | (3.81) | --- |
| **TOTAL** | **53.38** | **111.98** | **(52.3%)** |
| **% margin** | **7.7%** | **15.8%** | |

Cuatro figures are consolidated in 2010 as a discontinued operation.

** Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

*** Incluye fundamentalmente los negocios de Prisa Innova, Inmobiliaria y Corporativo. No se incluyen las provisiones de cartera.

## Appendix VII. OTHER SIGNIFICANT EVENTS

- Prisa signed an agreement with PortQuay West I B.V., a company controlled by Miguel Paes do Amaral, for the **sale of 10% of Media Capital** for 34.99 million euros (4.14 euros per share), 70% of that sum having been paid and the other 30% to be paid at a later date. Miguel Paes can increase his share in the company by an additional 19.69% at the same price within one year. If this option is not exercised, Prisa has the right to recover the currently sold shares.

- Digital+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

- In the first quarter of 2011, as a result of **the partial implementation of the monetary capital increase**, Prisa increased capital with 361,261 shares of class A common stock, corresponding to the first three Prisa warrant exercise periods (exercise of 361,261 warrants at a price of 2 euros per share).

- The No. 36 First Instance Court of Madrid submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interests and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

  Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. Once the petition is reproduced to the Judge in charge of the process, he has also rejected the request. AVS has lodged a notice of appeal which is pending of resolution before the Provincial Courts of Barcelona.

  Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The incident which requests its consideration as an ordinary credit is pending of resolution by the Court.

  Finally the total amount of credits that the insolvency administrators have recognized to AVS reaches 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans), which also include the 122 mentioned in the preceding paragraph, the amount corresponding to the same claim that has led to the sentence indicated above, for the period from February 2008 until June 2009.This recognition is not firm, because they are several unresolved bankruptcy incidents on the credit rating, that AVS claims as ordinary.

## Appendix VIII. STRUCTURE OF THE GROUP

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education- Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

| Audiovisual | Education | Radio | Press |
|---|---|---|---|
| · Prisa TV | · Education | · Radio in Spain | · El País |
| · Media Capital* | · General Publishing | · International Radio | · As |
| | · Training | · Gran Vía Musical | · Cinco Días |
| | | | · Magazines |

In addition, the Group has other business activities: Distribution, Ad Sales, Prisa Innova, Real Estate, and Printing (Dédalo).

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

## Appendix IX. Pro forma reconciliation between EBITDA and EBIT for the first quarter of 2011 and 2010.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. Therefore, the following is a reconciliation between EBITDA and the operating result (EBIT) in compliance with IFRS, as shown in Prisa's audited financial statements:

(Thousands of euros) — JANUARY-MARCH

| GRUPO PRISA | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **100,430** | **154,754** |
| Depreciation and amortization charge | (44,006) | (43,895) |
| Variation in operating allowances | (2,860) | 1,325 |
| Impairment losses of assets | (189) | (203) |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **53,375** | **111,981** |

| AUDIOVISUAL | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **34,916** | **78,826** |
| Depreciation and amortization charge | (23,095) | (25,518) |
| Variation in operating allowances | (1,708) | (2,849) |
| Impairment losses of assets | 0 | (81) |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **10,113** | **50,378** |

| Prisa TV | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **21,863** | **72,594** |
| Depreciation and amortization charge | (20,240) | (22,681) |
| Variation in operating allowances | (1,577) | (2,700) |
| Impairment losses of assets | 0 | (81) |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **46** | **47,132** |

| Media Capital | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **6,958** | **6,232** |
| Depreciation and amortization charge | (2,855) | (2,837) |
| Variation in operating allowances | (131) | (149) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **3,972** | **3,246** |

| Other | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **6,095** | **0** |
| Depreciation and amortization charge | 0 | 0 |
| Variation in operating allowances | 0 | 0 |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **6,095** | **0** |

(Thousands of euros)

| EDUCATION | JANUARY-MARCH 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **62,810** | **53,795** |
| Depreciation and amortization charge | (13,180) | (11,159) |
| Variation in operating allowances | 356 | 4,707 |
| Impairment losses of assets | (189) | (122) |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **49,797** | **47,221** |

| RADIO | 2011 | 2010 |
|---|---|---|
| **Adjusted EBITDA** | **14,617** | **16,759** |
| Depreciation and amortization charge | (3,817) | (3,564) |
| Variation in operating allowances | (952) | (265) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **9,848** | **12,930** |

| **Radio in Spain** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **10,640** | **13,969** |
| Depreciation and amortization charge | (2,330) | (2,050) |
| Variation in operating allowances | (734) | (18) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **7,576** | **11,901** |

| **International Radio** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **4,183** | **2,498** |
| Depreciation and amortization charge | (1,150) | (1,156) |
| Variation in operating allowances | (241) | (237) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **2,792** | **1,105** |

| **Other** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **(206)** | **292** |
| Depreciation and amortization charge | (337) | (358) |
| Variation in operating allowances | 23 | (10) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(520)** | **(76)** |

| (Thousands of euros) | JANUARY-MARCH | |
|---|---|---|
| **PRESS** | **2011** | **2010** |
| **Adjusted EBITDA** | **2,202** | **7,448** |
| Depreciation and amortization charge | (2,384) | (2,347) |
| Variation in operating allowances | (432) | (209) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(614)** | **4,892** |

| **El País** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **(162)** | **6,468** |
| Depreciation and amortization charge | (2,103) | (2,074) |
| Variation in operating allowances | (241) | (90) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(2,506)** | **4,304** |

| **AS** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **3,321** | **1,839** |
| Depreciation and amortization charge | (158) | (79) |
| Variation in operating allowances | (176) | (113) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **2,987** | **1,647** |

| **Cinco Días** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **(559)** | **(106)** |
| Depreciation and amortization charge | (73) | (39) |
| Variation in operating allowances | (6) | (6) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(638)** | **(151)** |

| **Other** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **(398)** | **(753)** |
| Depreciation and amortization charge | (50) | (155) |
| Variation in operating allowances | (9) | 0 |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(457)** | **(908)** |

| **OTHER** | **2011** | **2010** |
|---|---|---|
| **Adjusted EBITDA** | **(14,115)** | **(2,074)** |
| Depreciation and amortization charge | (1,530) | (1,307) |
| Variation in operating allowances | (124) | (59) |
| Impairment losses of assets | 0 | 0 |
| Impairment losses of goodwill | 0 | 0 |
| **Profit from operations** | **(15,769)** | **(3,440)** |

# Disclaimer

In addition to figures prepared in accordance with IFRS, PRISA presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt, among others. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. For further information relevant to the interpretation of these terms, please refer to the "Reconciliation Section" of this document.

This document may contain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about the financial conditions, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in our filings with the Securities and Exchange Commission under "Risk Factors".